Exhibit 99.2

Press Release Brussels / 15 September 2020 / 1:30 p.m. CET

Anheuser-Busch InBev Announces Results of

Cash Tender Offers for Any and All of Three

Series of USD Notes and Three Series of EUR

Notes

15 September 2020 – Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the expiration and results of offers to purchase for cash any and all outstanding notes of (i) two series of USD notes issued by its wholly-owned subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW” or a “Company”) and one series of USD notes issued by its wholly-owned subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI” or a “Company”, and together with AB InBev, the “Companies”) listed in the table set forth under “USD Tender Offers” below (collectively, the “USD Notes”) and (ii) three series of EUR Notes issued by AB InBev listed in the table set forth under “EUR Tender Offers” below (collectively, the “EUR Notes”, and together with the USD Notes, the “Notes”), which are validly tendered (and not validly withdrawn) and accepted (the “Tender Offers”).

The Tender Offers have been made upon the terms and subject to the conditions set forth in the offer to purchase dated 8 September 2020 (the “Offer to Purchase”). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase. All holders of the Notes (“Holders”) were authorized to participate in the Tender Offers.

The Tender Offers expired at 5:00 p.m., New York City time, on 14 September 2020 (the “Expiration Date”). The Settlement Date will be promptly following the Expiration Date and is expected to be 17 September 2020.

USD Tender Offers

According to information provided by Global Bondholder Services Corporation, the tender agent and information agent for the USD Tender Offers, $892,974,000 combined aggregate principal amount of the USD Notes were validly tendered prior to or at the Expiration Date and not validly withdrawn. In addition, $3,318,000 were tendered pursuant to the Guaranteed Delivery Procedures and remain subject to the Holders’ performance of the delivery requirements under such procedures. The table below provides the aggregate principal amount of each series of USD Notes validly tendered and not validly withdrawn at or prior to the Expiration Date.

ab-inbev.com

Press Release Brussels / 15 September 2020 / 1:30 p.m. CET

Title of Notes	Issuer	CUSIP/ISIN	Tender Consideration (a)	Principal Amount Tendered (b)	Principal Amount Remaining Outstanding (c)

Floating Rate Notes due 2024	ABIWW	035240 AK6/ US035240AK69	$1,015.00	$113,193,000	$115,900,000

3.500% Notes due 2024	ABIWW	035240 AJ9/ US035240AJ96	$1,097.71	$404,700,000	$249,720,000

3.700% Notes due 2024	ABIFI	03524B AE6/ US03524BAE65	$1,108.47	$378,399,000	$486,774,000

(a)	Payable in cash per each $1,000 principal amount of the specified series of Notes validly tendered and not validly withdrawn and accepted for purchase.

(b)

The principal amounts tendered as reflected in the table above include the following aggregate principal amount of Notes that may be validly tendered pursuant to Guaranteed Delivery Procedures and accepted for purchase pursuant to the Tender Offers: (i) $380,000 aggregate principal amount of the Floating Rate Notes due 2024, (ii) $607,000 aggregate principal amount of the 3.500% Notes due 2024, and (iii) $2,331,000 aggregate principal amount of the 3.700% Notes due 2024.

(c)	Assumes Notes subject to Holders’ performance under the Guaranteed Delivery Procedures will be validly tendered and accepted for purchase pursuant to the Tender Offers.

EUR Tender Offers

According to information provided by Lucid Issuer Services Limited, the tender agent and information agent for the EUR Tender Offers, €1,064,484,000 combined aggregate principal amount of the EUR Notes were validly tendered prior to or at the Expiration Date and not validly withdrawn. The table below provides the aggregate principal amount of each series of EUR Notes validly tendered and not validly withdrawn at or prior to the Expiration Date.

Title of Notes	Issuer	ISIN	Tender Consideration (a)	Principal Amount Tendered (b)	Principal Amount Remaining Outstanding

Floating Rate Notes due 2024	AB InBev	BE6301509012	€1,007.50	€517,089,000	€982,911,000

2.875% Notes due 2024	AB InBev	BE6243179650	€1,126.35	€194,612,000	€555,388,000

ab-inbev.com

Press Release Brussels / 15 September 2020 /1:30 p.m. CET

1.500% Notes due 2025	AB InBev	BE6285454482	€1,077.57	€352,783,000	€2,147,217,000

(a)	Payable in cash per each €1,000 principal amount of the specified series of Notes validly tendered and not validly withdrawn and accepted for purchase.

(b)	No Notes were tendered pursuant to the Guaranteed Delivery Procedures.

The Companies expect to accept, on the Settlement Date, all Notes validly tendered and not validly withdrawn at or prior to the Expiration Date, including Notes delivered in accordance with the Guaranteed Delivery Procedures. Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders who (i) validly tendered and who did not validly withdraw their Notes at or prior to the Expiration Date or (ii) delivered a properly completed and duly executed Notice of Guaranteed Delivery and all other required documents at or prior to the Expiration Date and who tender their Notes pursuant to the Tender Offers at or prior to 5:00 p.m., New York City time, on 16 September 2020 pursuant to the Guaranteed Delivery Procedures, and, subject in each case to the tender in the applicable Minimum Authorized Denominations, and whose Notes are accepted for purchase by the Company, will receive the applicable Tender Consideration specified in the table above. In addition to the applicable Tender Consideration, Holders whose Notes are accepted for purchase will be paid the accrued and unpaid interest on such Notes from, and including, the immediately preceding interest payment date applicable to such Notes to, but excluding, the Settlement Date. No further interest will be paid to the Holders who tender such Notes, including if a record date for an interest payment on such Notes has passed before the Settlement Date.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, on the Settlement Date, (i) ABIWW expects to pay an aggregate total consideration (excluding the Accrued Coupon Payment) of (a) $114,890,895.00 for the Floating Rate Notes due 2024 and (b) $444,243,237.00 for the 3.500% Notes due 2024, (ii) ABIFI expects to pay an aggregate total consideration (excluding the Accrued Coupon Payment) of $419,443,939.53 for the 3.700% Notes due 2024 and (iii) AB InBev expects to pay an aggregate total consideration (excluding the Accrued Coupon Payment) of (a) €520,967,167.50 for the Floating Rate Notes due 2024, (b) €219,201,226.20 for the 2.875% Notes due 2024 and (c) €380,148,377.31 for the 1.500% Notes due 2025. The actual aggregate total consideration that will be paid on the Settlement Date is subject to change based on deliveries under the Guaranteed Delivery Procedures.

The Dealer Managers for the Tender Offers are:

ab-inbev.com

Press Release Brussels / 15 September 2020 / 1:30 p.m. CET

Barclays Capital Inc. & Barclays Bank PLC

745 Seventh Avenue

New York, NY 10019

USA

Attn: Liability Management Group

Collect: +1 (212) 528-7581

U.S. Toll-Free: +1 (800) 438-3242

U.K. Telephone: + 44 20 3134 8515

Email: us.lm@barclays.com

BofA Securities

620 S Tryon Street, 20th Floor

Charlotte, North Carolina 28255

USA

Attn: Liability Management Group

Collect: +1 (704) 560-7937

Email: debt_advisory@bofa.com

In London:

U.K. Telephone: +44 20 7996 5420

Email: DG.LM-EMEA@bofa.com

Deutsche Bank Securities 60 Wall Street New York, New York 10005 USA Attn: Liability Management Group Collect: +1 (212) 250-2955 U.S. Toll-Free:+1 (866) 627-0391 U.K. Telephone: +44 20 7545 8011

In respect of the Offer for the

USD Notes

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

USA

Attn: Liability Management Group

Collect: +1 (212) 834-8553

U.S. Toll-Free: +1 (866) 834-4666

In respect of the Offer for the

EUR Notes

J.P. Morgan Securities plc

25 Bank Street

London E14 5JP

United Kingdom

Attn: Liability Management Group

Collect: +44 20 7134 2468

Email: Liability_management_EMEA@jpmorgan.com

Santander Investment Securities Inc.

45 East 53rd Street
New York, New York 10022

USA
Attn: Liability Management Group
Collect: +1 (212) 940-1442
U.S. Toll-Free: +1 (855) 404-3636

U.K. Telephone: +44 20 7756 6909 /

+44 20 7756 6227

The tender agent and the information agent for the USD Tender Offers is:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers Call Collect: +1 (212) 430-3774

All Others Please Call Toll-Free: +1 (866) 470-3900

Fax: +1 (212) 430-3775 or +1 (212) 430-3779

E-mail: contact@gbsc-usa.com

The tender agent and the information agent for the EUR Tender Offers is:

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London WC1H 8HA

United Kingdom

Attention: Thomas Choquet

ab-inbev.com

Press Release Brussels / 15 September 2020 / 1:30 p.m. CET

Telephone: + 44 20 7704 0880

Fax: + 44 20 3004 1590

E-mail: ab-inbev@lucid-is.com

Non-U.S. Distribution Restrictions

Italy. None of the Tender Offers, Offer to Purchase or any other documents or materials relating to the Tender Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to applicable Italian laws and regulations. The Tender Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer to Purchaser.

United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made by and such documents and/or materials have not been approved by an “authorised person” for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (3) those persons who are existing members or creditors of the Companies or other persons falling within Article 43(2) of the Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Offer to Purchase and any other documents or materials relating to the Tender Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

ab-inbev.com

Press Release Brussels / 15 September 2020 / 1:30 p.m. CET

France. The Tender Offers are not being made, directly or indirectly, in the Republic of France (other than to Qualified Investors (as defined below)). The Offer to Purchase and any other documents or offering material relating to the Tender Offers may not be distributed or caused to be distributed to the public in the Republic of France (other than to Qualified Investors (as defined below)). Only qualified investors (investisseurs qualifiés) as defined in, and in accordance with, Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”), and Article L. 411-2 of the French Code monétaire et financier (“Qualified Investors”), are eligible to participate in the Tender Offers. Neither the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been or will be submitted for clearance to the Autorité des marchés financiers.

Belgium. Neither the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/“Autoriteit voor Financiële Diensten en Markten”). The Tender Offers are not being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/ “wet op de openbare overnamebiedingen”), as amended or replaced from time to time. Accordingly, the Tender Offers may not be, and are not being, advertised and the Tender Offers will not be extended and the Offer to Purchase and any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) may not, have not, and will not, be distributed or made available, directly or indirectly, to any person in Belgium other than to “qualified investors” (“investisseur qualifié”/“gekwalificeerde belegger”) within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Tender Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in the Offer to Purchase or in any other documents or materials relating to the Tender Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

Legal Notices

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. This announcement does not describe all the material terms of the Tender Offers and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offers are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended to seek its own financial and legal advice,

ab-inbev.com

Press Release Brussels / 14 September 2020 / 6:30 p.m. CET

including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers.

None of the Companies, the Dealer Managers or their affiliates, their respective boards of directors, the Depository, the tender agents, the information agents, the trustee with respect to the USD Notes or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offers. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Companies have not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Companies, the Dealer Managers, the Depository, the tender agents and the information agents to inform themselves about, and to observe, any such restrictions.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees”, “preparing” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 23 March 2020 and described in Exhibit 99.1 to AB InBev’s Current Report on Form 6-K filed with the SEC on 4 August 2020. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ab-inbev.com

Press Release Brussels / 15 September 2020 / 1:30 p.m. CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Ingvild Van Lysebetten
Tel: +1 212 573 9287	Tel: +32 16 276 608
E-mail: lauren.abbott@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Maria Glukhova	Fallon Buckelew
Tel: +32 16 276 888	Tel: +1 310 592 6319
E-mail: maria.glukhova@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

Jency John	Fixed Income Investors
Tel: +1 646 746 9673	Daniel Strothe
E-mail: jency.john@ab-inbev.com	Tel: +1 646 746 9667
E-mail: daniel.strothe@ab-inbev.com

ab-inbev.com